Public Notice for Closing of the Shareholders Registry

In accordance with the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will close and not make any changes to the Shareholders Registry.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the interim dividend for fiscal year 2015

2. Record Date: June 30, 2015

3. Closed Period: July 1, 2015 ~ July 7, 2015